Exhibit 99.3

Imperial Tobacco Group PLC completes acquisition of worldwide Davidoff cigarette trademark

Further to the announcement on 23 August 2006, Imperial Tobacco Group PLC can confirm that it has received clearance from the German Federal Cartel Office and has today completed its acquisition of the worldwide Davidoff cigarette trademark from Tchibo Holding AG.

Ends

ENQUIRIES

Alex Parsons, Group Media Relations Manager	+44 (0)7967 467 241

Nicola Tate, Investor Relations Manager	+44 (0)117 933 7082

John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com